Exhibit 12.1
QUANEX CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)
Ratio of earnings to fixed charges is computed by dividing earnings, as defined, by fixed charges. Fixed charges consist of interest charges, (both expensed and capitalized), amortization of debt issuance costs and the portion of rental expense representative of the interest factor. The computation is as follows:

	Fiscal years ended October 31,
	2002	2003	2004	2005	2006
Earnings:
Income from continuing operations before taxes	$53,276	$43,646	$57,428	$177,233	$160,313
Add: fixed charges (from below)	13,787	3,578	7,297	10,972	7,391

	$67,063	$47,224	$64,725	$188,205	$167,704

Fixed Charges:
Interest expense	$14,812	$2,517	$5,551	$8,825	$4,260
Debt issuance amortization	121	312	535	585	583
Capitalized interest	(1,879)	—	—	—	—
1/3 of rental expense	733	749	1,211	1,562	2,548

	$13,787	$3,578	$7,297	$10,972	$7,391

Ratio of earnings to fixed charges	4.9x	13.2x	8.9x	17.2x	22.7x